                                                                 Rule 424(b)(3)
                                                     Registration No. 333-15911


PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 1997
(to prospectus dated November 14, 1996
and prospectus supplements thereto dated
February 7, 1997, March 11, 1997 and May 21, 1997)

                                 891,125 Shares

                                  DYNAMEX INC.

                                  COMMON STOCK

                               -----------------

         Up to a maximum of 891,125 shares of common stock, $.01 par value (the "Common Stock") of Dynamex Inc., a Delaware corporation (the "Company" or "Dynamex"), are being offered from time to time by certain of the Company's stockholders named herein (the "Selling Stockholders") who have received shares of Common Stock as full or partial consideration for acquisitions of delivery businesses consummated by the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

         The Common Stock may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions), through underwriting syndicates represented by one or more managing underwriters or in private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

         The costs, expenses and fees incurred in connection with the registration of the Common Stock (excluding any selling commissions and brokerage fees incurred by the Selling Stockholders) will be paid by the Company, which has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act").

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS DATED NOVEMBER 14, 1996 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

         The shares of Common Stock are traded on the Nasdaq National Market under the symbol "DYMX." The last reported sale price of the Common Stock on the Nasdaq National Market on September 17, 1997 was $8.125 per share.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

          The date of this Prospectus Supplement is September 22, 1997

         THE SECTION OF THE PROSPECTUS DATED NOVEMBER 14, 1996 ENTITLED "SELLING STOCKHOLDERS" HAS BEEN RESTATED IN ITS ENTIRETY AS FOLLOWS:

                              SELLING STOCKHOLDERS

         The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Stockholders prior to the Offering. Each of the Selling Stockholders acquired these shares pursuant to the acquisition by the Company of the Acquired Company with which such Selling Stockholder was affiliated, respectively. The Company is registering the shares of the Selling Stockholders pursuant to registration rights granted to them under agreements relating to the acquisition of their shares. Each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him (other than Charles H. McLean and Mary Regina McLean who own such shares jointly).


                                 Acquired        Shares Owned Before     Shares      Shares Owned After   Lock-Up
           Name and              Company             the Offering         Being         the Offering     Expiration
            Address              Affiliation(1)    Number    Percent     Offered(4)   Number Percent(4)   Date(5)
           --------              --------------    ------    -------     ----------   ------ ----------   -------
Kenneth H. Bishop(6)............  Zipper           56,922       *          56,922        --       --        N/A
Norman Koppel...................  Seko/Metro       66,250       *          66,250        --       --        N/A
Joe Garcia(3)...................  Seko/Metro        3,750       *           3,750        --       --        N/A
James Barsano(2)................  Seko/Metro        5,000       *           5,000        --       --        N/A
Edward F. Seidel, Jr.(2)........  Seidel Del.      41,563       *          41,563        --       --        N/A
Barry J. Steingard(3)...........  Express It      222,125      3.0        222,125        --       --        N/A
William Castor(3)...............  Express It      222,125      3.0        222,125        --       --        N/A
Robert Dobrient(2)..............  Max America      33,500       *          33,500        --       --      3/31/97
Party Pilot, Inc.(3)............  Priority Parcel  21,490       *          21,490        --       --      6/30/97
Charles H. McLean and
    Mary Regina  McLean(2)......  One Hour        100,000      1.4        100,000        --       --      7/31/97
Ransom N. Hundley(2)............  Eagle Courier    83,098      1.1         83,098        --       --      7/31/97
Frank Vicario(2)................  Eagle Courier    10,032       *          10,032        --       --      7/31/97
Eddie Hall(2)...................  Eagle Courier     2,870       *           2,870        --       --      7/31/97
Joseph Kazeil...................  Regina Mail       8,960       *           8,960        --       --      4/28/97
605757 Saskatchewan.............  Regina Mail       8,960       *           8,960        --       --      4/28/97
Randal Kazeil(3)................  Regina Mail       4,480       *           4,480        --       --      4/28/97
                                                   -------                -------
     Total Shares                                  891,125                891,125
                                                   =======                =======


-------------

*    Indicates less than 1%.

(1) Selling Stockholder was a stockholder and, in certain cases, an employee of the Acquired Company set forth next to his name immediately prior to the Company's acquisition of such company.

(2) Selling Stockholder is currently engaged by the Company directly or indirectly in connection with the operation of the business of the Acquired Company with which he was previously affiliated or in connection with other Company operations.

(3) Selling Stockholder was employed or engaged by the Company immediately after the Acquisition but is no longer employed or engaged by the Company.

(4) Because the Selling Stockholders may offer all or some of the shares which they hold pursuant to this Prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares, the amount of shares that will be held by the Selling Stockholders after completion of any offering hereunder is unknown. However, for the purposes of the above table, it is assumed that all of the shares of Common Stock offered hereby are to be sold.

(5) Selling Stockholder has agreed not to sell any Common Stock or securities exercisable for or convertible into Common Stock until the date set forth in this column without the prior written consent of the Company.

(6)  Selling Stockholder is currently a director of the Company.



              END OF RESTATEMENT OF THE SECTION OF THE PROSPECTUS
            DATED NOVEMBER 14, 1996 ENTITLED "SELLING STOCKHOLDERS"

                              RECENT DEVELOPMENTS

         During the period commencing September 1996 through the beginning of September 1997, the Company acquired the following same-day delivery businesses (each an "Acquired Company"):

                                                                                Effective Date
 Acquired Company                            Metropolitan Areas Served          of Acquisition
 ----------------                            -------------------------          --------------
 Express It, Inc.                            New York, New York                 October 1, 1996
 Dollar Courier                              San Diego, California              October 18, 1996
 Winged Foot Couriers, Inc.                  New York, New York                 December 1, 1996
 Boogey Transportation Limited               Saskatoon, Saskatchewan            December 1, 1996
 One Hour Delivery Services, Inc.            Dallas, Texas                      January 1, 1997
 Priority Parcel Express, Inc.               Dallas, Texas                      January 1, 1997
 Max America Holdings, Inc.                  Dallas, Texas                      January 1, 1997
 Eagle Couriers, Inc.                        Richmond, Virginia                 February 1, 1997
 One Hour Courier Service, Inc.              Kansas City, Missouri              March 1, 1997
 Regina Mail Marketing, Inc.                 Regina, Saskatchewan               April 28, 1997
 Road Runner Transportation, Inc.            Minneapolis/St. Paul, Minnesota    May 16, 1997
 Central Delivery Service of                 Hartford, Connecticut/Boston       August 16, 1997
    Washington, Inc. (2 branches only)       Massachusetts

         The consideration paid by the Company for the Acquired Companies was determined through arms-length negotiations among the Company and the representatives of the stockholders of the Acquired Companies. The factors considered by the parties in determining the purchase price include, among other things, the historical operating results and the future prospects of the Acquired Companies.

         The Company paid approximately $33.6 million as aggregate consideration for these Acquired Companies, consisting of $24.3 million in cash, and 1,090,560 shares of Common Stock. In addition, in certain instances, additional cash consideration may be paid by the Company if such acquired businesses obtain certain performance goals. Based on each of the Acquired Company's most recent annual (or annualized, in certain instances) historical operating results, and as adjusted for certain pro forma items such as changes in owners' compensation, these [twelve] acquired businesses have annual combined revenues of approximately $52.4 million and earnings before interest, taxes, depreciation and amortization of approximately $6.3 million.

         Each of the above referenced acquisitions is being accounted for using the purchase method of accounting. Accordingly, each Acquired Company is included in the Company's consolidated results of operations from the date of its respective acquisition.

         The Company is currently integrating the Acquired Companies into the Company's operating environment. Each Acquired Company has been assigned to the appropriate regional division of the Company. A manager of each Acquired Company has continued to manage such operations after the consummation of the respective acquisition and has been appointed a branch manager. Management is training the staff of the Acquired Companies so that each branch will be able to provide and market the full range of Company services. As soon as practicable and where appropriate, the Company will assimilate each Acquired Company's accounting, payroll and cash management functions, standardize its insurance coverage and employee benefits and supplement or replace the use of the Acquired Company's trade name with "Dynamex."

         In August 1997, the Company sold the assets of its logistics division known as LogisTechs Worldwide ("LTI") to a division of Choice Courier Systems, Inc. Additionally, in August 1997, the Company amended and restated its secured revolving credit facility to expand such facility to $75.0 million from $40.0 million and make certain other modifications. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                           AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus Supplement and in the Prospectus dated November 14, 1996 and the Prospectus Supplements thereto dated February 7, 1997, March 11, 1997 and May 21, 1997. The following discussion specifically relates to the three-month and nine-month periods ended April 30, 1997. Management's Discussion and Analysis of Financial Conditions and Results of Operations for the fiscal years ended July 31, 1996, 1995 and 1994 appears in the Prospectus dated November 14, 1996.

A.       MATERIAL CHANGES IN FINANCIAL CONDITION

         For the nine months ended April 30, 1997 the Company's pro forma earnings before interest, taxes, depreciation and amortization ("EBITDA") was approximately $7.5 million as compared to $5.1 million for the same period one year earlier. This increase reflects the additional cash flow resulting from the acquisitions made during the past twelve months and the increased sales and improved profitability from the Company's existing operations.

         Net proceeds of the Company's initial public offering the ("IPO") which was consummated in August 1996, were approximately $21.4 million. Approximately $8.4 million of this amount was utilized to consummate certain acquisitions at the time of the IPO and the balance was utilized to reduce long-term debt.

         Subsequent to the IPO, the Company completed twelve acquisitions with total consideration of approximately $33.6 million, consisting of $24.3 million in cash and $9.3 million in the form of the Company's common stock (1,090,560 shares). Based on each of these acquired company's most recent annual (or annualized, in certain instances) historical operating results, and adjusted for certain pro forma items such as changes in owners' compensation, these twelve businesses have combined annual revenues of approximately $52.4 million and EBITDA of approximately $6.3 million.

         The cash portion of the Post-IPO Acquisitions has been funded from internally generated cash and proceeds from the Company's revolving credit facility.

         On August 26, 1997, the Company amended and restated its secured revolving credit facility. This credit facility consists of a revolving note of up to $75.0 million with interest payable quarterly at the prime rate or certain other rate options, as same may be modified based on the Company's compliance with certain financial rations. The credit facility terminates on August 31, 2000. As of September 5, 1997, amounts outstanding under the Company's revolving credit facility were approximately $32.0 million.

         The Company anticipates utilizing its cash flow from operations, proceeds from its revolving credit facility and the issuance of additional shares of its common stock to complete additional acquisitions in the coming months. The aggregate size of the acquisitions made subsequent to the IPO and the pace of these acquisitions has been greater than management originally anticipated. The Company anticipates that its recently expanded credit facility, as well as cash flow from operations, will provide adequate capital to fund its acquisition program for the next 12 to 15 months. However, even with this expanded credit facility, should the rate and size of future acquisitions continue consistently with recent activity, the Company may be forced to seek additional sources of capital. Such sources of additional capital might include the issuance of debt or equity securities or additional bank borrowings. There is no assurance that such sources of capital will be available to the Company or that they will be available on terms acceptable to the Company. Accordingly, the Company's acquisition and expansion program could be negatively affected by these factors.

B.       MATERIAL CHANGES IN RESULTS OF OPERATIONS

         In December 1995, the Company acquired the ground courier operations of Mayne Nickless (the "Mayne Nickless Acquisition") which resulted in the Company gaining operations in San Diego, Los Angeles, San Francisco, Seattle, Vancouver, Pittsburgh, Boston, Washington, D.C., and Baltimore. In August 1996, concurrently with the closing of its IPO, the Company completed five acquisitions (the "IPO Acquisitions") with operations in Winnipeg, Halifax, Chicago, Columbus, Ohio, and New York. All of these acquisitions have been accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired companies are included with those of the Company as of the date of the acquisition.

         The pro forma results of operations present the results of operations of the Company as if the Mayne Nickless Acquisition and the IPO Acquisitions had occurred as of the beginning of the period presented and as if the IPO had occurred as of July 31, 1996.

         Subsequent to the IPO and through April 30, 1997, the Company completed ten additional acquisitions with operations in New York, San Diego, Saskatoon, Saskatchewan, Regina, Saskatchewan, Dallas and Richmond, Virginia (the "Post-IPO Acquisitions"). Each of these acquisitions has been accounted for using the purchase method of accounting. Therefore, the results of operations of the businesses are included with those of the Company from the date of acquisition.

         The following table sets forth certain items from the Company's consolidated statements of operations expressed as a percentage of sales:

                                           Three Months Ended                 Nine Months Ended           Nine Months Ended
                                               April 30,                           April 30,                   April 30,
                                 --------------------------------------    ------------------------    ------------------------
                                    1996          1996         1997           1996         1997           1996          1997
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                               Pro forma                                                       Pro forma
Sales                                 100.0%        100.0%        100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales                          68.2          67.4          65.9          70.1          66.6          66.8          66.5
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
      Gross profit                     31.8          32.6          34.1          29.9          33.4          33.2          33.5

Selling, general and
     administrative expenses           24.6          24.2          24.5          24.8          25.2          26.6          25.2
Depreciation and amortization           2.2           2.0           2.9           2.1           2.8           2.4           2.8
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
Operating profit                        5.0           6.4           6.7           3.0           5.4           4.2           5.4
Interest expense                        2.8           2.3           1.0           2.2           0.9           2.2           0.8
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) before taxes and
      extraordinary item                2.3%          4.1%          5.7%          0.8%          4.5%          2.1%          4.6%
                                 ==========    ==========    ==========    ==========    ==========    ==========    ==========


Three months ended April 30, 1996 vs. three months ended April 30, 1997.

         Sales increased $13,001,000 (61.5%) during the 1997 period due primarily to the Mayne Nickless Acquisition which occurred in December 1995, the IPO Acquisitions and the Post-IPO Acquisitions. Sales from the Post-IPO Acquisitions were approximately $6,000,000 during the 1997 period.

         Cost of sales increased $8,067,000 (55.9%) during the 1997 period, reflecting the Mayne Nickless, IPO and Post-IPO Acquisitions. As a percentage of sales, such amounts decreased from 68.2% to 65.9% during the 1997 period. This change reflects the higher gross profit of the Mayne Nickless, IPO Acquisition and Post-IPO Acquisition companies. The business of those operations consisted almost entirely of "on-demand" services. These services generally have a higher gross margin than the "scheduled" or "fleet management" services which comprised a larger portion of the business mix for the historical operations of the Company.

           Selling, general and administrative expenses increased $3,170,000 (61.0%) during the 1997 period due to costs associated with the Mayne Nickless, IPO Acquisitions and Post-IPO Acquisitions. As a percentage of sales, these expenses decreased slightly from 24.6% in the 1996 period to 24.5% during the 1997 period. The increase in absolute amounts reflects the higher administrative costs associated with "on-demand" services, as well as increased corporate costs associated with the Company's growth and the increased reporting and other obligations attendant to the Company's status as a public corporation. The decrease as a percent of sales reflects spreading certain fixed costs over a larger revenue base. In addition, other costs were eliminated through the consolidation of administrative and support functions in certain branches.

           Depreciation and amortization increased both in absolute terms, by $533,000 (114.9%) in the 1997 period, and as a percentage of sales, from 2.2% in the 1996 period to 2.9% in the 1997 period. These increases result from depreciation of assets acquired with the acquisitions discussed above, including intangible assets such as goodwill.

         Interest expense decreased $238,000 (40.8%) in the 1997 period due to the retirement of a portion of outstanding debt in August 1996 with proceeds of the IPO. Therefore, as percentage of sales, interest expense decreased from 2.8% in the 1996 period to 1.0% in the 1997 period. This decrease was offset to some extent by additional borrowings related to Post-IPO Acquisitions.


Pro forma three months ended April 30, 1996 to three months ended
April 30, 1997.

           Sales increased $7,741,000 (29.3%) in the 1997 period due primarily to the Post-IPO Acquisitions and increased sales to regional and national accounts in Canada.

           Cost of sales increased $4,704,000 (26.4%) in the 1997 period due primarily to the above increase in sales. As a percentage of sales, cost of sales decreased from 67.4% in the 1996 period to 65.9% in the 1997 period. This decrease results primarily from the effect of a high proportion of higher gross margin "on-demand" business during the 1997 period due to the Post-IPO Acquisitions.

         Selling, general and administrative expenses increased $1,985,000 (31.1%) in the 1997 period, due to costs associated with increased sales, including those from the Post-IPO Acquisitions, and increased costs in the 1997 quarter related to the Company's public company status. As a percentage of sales, such costs increased from 24.2% in the 1996 period to 24.5% in the 1997 period.

         Depreciation and amortization increased $460,000 (85.7%) in the 1997 period, due to the effect of amortization of costs related to the Post-IPO Acquisitions. As a percentage of sales, depreciation and amortization increased from 2.0% in the 1996 period to 2.9% in the 1997 period.

         Interest expense decreased in absolute terms by $262,000 (43.2%) in the 1997 period and as a percentage of sales, from 2.3% in the 1996 period to 1.0% in the 1997 period. This decrease results from the reduction of outstanding debt with a portion of the proceeds of the IPO and from lower interest rates associated with the Company's amended bank credit facility. The decrease was offset by some extent by the effect of increased borrowings related to the Post-IPO Acquisitions.

Nine months ended April 30, 1996 vs. nine months ended April 30, 1997.

           Sales increased $40,986,000 (81.9%) in the 1997 period due primarily to the Mayne Nickless, IPO and Post-IPO Acquisitions. Sales from the Post-IPO Acquisitions were approximately $8,780,000 during the 1997 period.

           Cost of sales increased $25,521,000 (72.8%) in the 1997 period, reflecting the Mayne Nickless, IPO and Post-IPO Acquisitions. As a percentage of sales, such amounts decreased from 70.1% in the 1996 period to 66.6% in the 1997 period. This change reflects the higher gross profit of the Mayne Nickless, IPO Acquisition and Post-IPO Acquisition companies. The business of those operations consisted almost entirely of "on-demand" services. These services generally have a higher gross margin than the "scheduled" or "fleet management" services which comprised a larger portion of the business mix for the historical operations of the Company.

         Selling, general and administrative expenses increased $10,540,000 (85.1%) in the 1997 period due to costs associated with the Mayne Nickless, IPO Acquisitions and Post-IPO Acquisitions. As a percentage of sales, these expenses increased from 24.8% in the 1996 period to 25.2% in the 1997 period. This reflects the higher administrative costs associated with "on-demand" services, as well as increased corporate costs associated with the Company's growth and status as a public corporation. This increase was offset by the elimination of certain administrative costs associated with revenue from certain unprofitable business in Western Canada and Arizona which was discontinued. In addition, other costs were eliminated through the consolidation of administrative and support functions in certain branches.

         Depreciation and amortization increased both in absolute terms, $1,448,000 (135.8%) in the 1997 period, and as a percentage of sales, from 2.1% in the 1996 period to 2.8% in the 1997 period. These increases result from depreciation of assets acquired with the acquisitions discussed above, including intangible assets such as goodwill.

         Interest expense decreased $226,000 (20.9%) in the 1997 period, due to the retirement of a portion of outstanding debt in August 1996 with proceeds of the IPO. Therefore, as percentage of sales, interest expense decreased from 2.2% in the 1996 period to 0.9% in the 1997 period. This decrease was offset to some extent by additional borrowings related to Post-IPO Acquisitions.

         Results of operations for the nine months ended April 30, 1997 include an extraordinary charge of $335,000, net of income taxes, resulting from the early retirement of the Company's Junior Subordinated Debentures concurrently with the IPO.

Pro forma nine months ended April 30, 1996 vs. pro forma nine months ended April 30, 1997.

         Sales increased $14,513,000 (18.8%) in the 1997 period due primarily to the Post-IPO Acquisitions and increased sales to regional and national accounts in Canada. The increase from these additional sales was affected by a decline in revenues of approximately $1,600,000 in Western Canada and Arizona due to the discontinuation of certain unprofitable business in these areas. The increase in sales in the 1997 period was in spite of generally lower levels of business activity in late December and early January due to the Christmas and New Year's holidays falling in the middle of a week.

         Cost of sales increased $9,436,000 (18.3%) in the 1997 period due primarily to the above increase in sales. As a percentage of sales, cost of sales decreased slightly from 66.8% in the 1996 period to 66.5%in the 1997 period. This minor change results from the change in product mix between relative high gross margin "on-demand" services and the relative lower gross margin "scheduled" and "fleet management" services.

         Selling, general and administrative expenses increased $2,647,000 (12.9%) in the 1997 period, due to costs associated with increased sales, including sales from the Post-IPO Acquisitions, and increased costs in the 1997 quarter related to the Company's public company status. The increase was offset by the elimination of certain administrative costs associated with revenue from certain unprofitable business in Western Canada and Arizona which was discontinued as well as the elimination of other costs through the consolidation of administrative and support services in certain branches. As a percentage of sales, however, such costs decreased from 26.6% in the 1996 period to 25.2% in the 1997 period. The decrease as a percentage of sales reflects spreading certain fixed costs over a larger revenue base.

         Depreciation and amortization increased $693,000 (37.7%) in the 1997 period due to the effect of amortization of costs related to the Post-IPO Acquisitions. As a percentage of sales, depreciation and amortization increased from 2.4% in the 1996 period to 2.8% in the 1997 period.

         Interest expense decreased in absolute terms by $903,000 (54.0%) in the 1997 period and as a percentage of sales, from 2.2% in the 1996 period to 0.8% in the 1997 period. This decrease results from the reduction of outstanding debt with a portion of the proceeds of the IPO and from lower interest rates associated with the Company's amended bank credit facility. The decrease was offset to some extent by the effect of increased borrowings related to the Post-IPO Acquisitions.

                         INDEX TO FINANCIAL STATEMENTS


DYNAMEX INC. AND SUBSIDIARIES


     Condensed Consolidated Balance Sheets, July 31, 1996 and
      April 30, 1997 (Unaudited)........................................   SF-2

     Condensed Consolidated Statements of Operations (Unaudited)
      for the three-month and nine month periods ended
      April 30, 1996 and 1997 and Pro Forma.............................   SF-3

     Condensed Consolidated Statements of Cash Flows (Unaudited)
      for the nine-month periods ended April 30, 1996
      and 1997 and Pro Forma............................................   SF-4

     Notes to the Consolidated Financial Statements.....................   SF-5

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands Except Per Share Data)

                                                         July 31,    April 30,
                                                           1996        1997
                                                         --------    --------
                                                                    (Unaudited)
ASSETS

CURRENT
    Cash and cash equivalents                            $    894    $  1,192
    Accounts receivable - net                              11,141      18,405
    Prepaid and other current assets                          856       2,683
                                                         --------    --------
                                                           12,891      22,280

PROPERTY AND EQUIPMENT - net                                2,047       4,673
INTANGIBLES - net                                          18,196      39,249
DEFERRED OFFERING EXPENSES                                    763          --
OTHER ASSETS                                                1,102       1,806
                                                         --------    --------
                                                         $ 34,999    $ 68,008
                                                         ========    ========
LIABILITIES

CURRENT
    Accounts payable                                     $  1,088    $    938
    Accrued liabilities                                     5,446       9,503
    Current portion of long-term debt                       2,271         523
                                                         --------    --------
                                                            8,805      10,964

LONG-TERM DEBT                                             20,036      20,301
                                                         --------    --------
                                                           28,841      31,265
                                                         --------    --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock; 10,000,000 shares authorized;
      none outstanding                                         --          --
    Common stock 50,000,000 shares authorized;
      2,543,460 and 6,987,505 shares outstanding               25          70
    Stock warrants                                            624          --
    Additional paid-in capital                              8,756      38,169
    Accumulated deficit                                    (3,262)     (1,151)
    Unrealized foreign currency translation adjustment         15        (345)
                                                         --------    --------
                                                            6,158      36,743
                                                         --------    --------
                                                         $ 34,999    $ 68,008
                                                         ========    ========


          See accompanying notes to consolidated financial statements

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands Except Per Share Data)
(Unaudited)

                                                Three Months Ended         Nine Months Ended     Nine Months Ended
                                                    April 30,                  April 30,             April 30,
                                         ------------------------------   -------------------    -------------------
                                           1996       1996       1997       1996       1997        1996       1997
                                         --------   --------   --------   --------   --------    --------   --------
                                                   Pro forma                                          Pro forma
SALES                                    $ 21,154   $ 26,414   $ 34,155   $ 50,015   $ 91,001    $ 77,243   $ 91,756

COST OF SALES                              14,434     17,797     22,501     35,079     60,600      51,624     61,060
                                         --------   --------   --------   --------   --------    --------   --------
GROSS PROFIT                                6,720      8,617     11,654     14,936     30,401      25,619     30,696

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES                     5,195      6,380      8,365     12,390     22,930      20,519     23,166

DEPRECIATION AND AMORTIZATION                 464        537        997      1,066      2,514       1,838      2,531
                                         --------   --------   --------   --------   --------    --------   --------
OPERATING INCOME                            1,061      1,700      2,292      1,480      4,957       3,262      4,999

INTEREST EXPENSE                              583        607        345      1,079        853       1,673        770
                                         --------   --------   --------   --------   --------    --------   --------
INCOME BEFORE TAXES                           478      1,093      1,947        401      4,104       1,589      4,229

INCOME TAXES                                    3        481        779         11      1,639         699      1,689
                                         --------   --------   --------   --------   --------    --------   --------
INCOME BEFORE EXTRAORDINARY ITEM              475        612      1,168        390      2,465         890      2,540

EXTRAORDINARY ITEM - Loss on repayment
of Junior subordinated Debentures
(less applicable
income taxes of $223)                          --         --         --         --       (335)         --         --
                                         --------   --------   --------   --------   --------    --------   --------
NET INCOME                               $    475   $    612   $  1,168   $    390   $  2,130    $    890   $  2,540
                                         ========   ========   ========   ========   ========    ========   ========
NET INCOME PER COMMON SHARE
   Income before extraordinary item      $   0.13   $   0.14   $   0.17   $   0.11   $   0.37    $   0.20   $   0.37
   Extraordinary item                          --         --         --         --      (0.05)         --         --
                                         --------   --------   --------   --------   --------    --------   --------
   Net income per common share           $   0.13   $   0.14   $   0.17   $   0.11   $   0.32    $   0.20   $   0.37
                                         ========   ========   ========   ========   ========    ========   ========
WEIGHTED AVERAGE COMMON SHARES
     OUTSTANDING                            3,732      4,493      7,070      3,732      6,649       4,493      6,860
                                         ========   ========   ========   ========   ========    ========   ========


        See accompanying notes to the consolidated financial statements

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
(Unaudited)

                                                              Nine Months Ended            Nine Months Ended
                                                                  April 30,                    April 30,
                                                           ------------------------    ------------------------
                                                              1996          1997          1996          1997
                                                           ----------    ----------    ----------    ----------
                                                                                               Pro forma
OPERATING ACTIVITIES
Net income                                                 $      390    $    2,130    $      890    $    2,540

Adjustment to reconcile net income to
  net cash provided by operating
  activities:
     Depreciation and amortization                              1,066         2,515         1,838         2,531
     Loss on disposition stock warrant                             --           558            --            --
     Unrealized foreign currency adjustment                        (6)         (360)           (6)         (360)
     Changes in current assets
      and current liabilities:
       Accounts receivable                                       (474)       (2,999)         (945)       (2,999)
       Prepaids and other assets                                  (89)         (951)           36          (951)
       Accounts payable and accrued expenses                      951         1,744            14         1,692
                                                           ----------    ----------    ----------    ----------
Net cash provided by operating activities                       1,838         2,637         1,827         2,453
                                                           ----------    ----------    ----------    ----------

INVESTING ACTIVITIES
Payment for acquisitions                                      (12,267)      (16,544)           --        (9,695)
Purchase of property and equipment                               (457)       (1,377)         (634)       (1,305)
                                                           ----------    ----------    ----------    ----------
Net cash used by financing activities                         (12,724)      (17,921)         (634)      (11,000)
                                                           ----------    ----------    ----------    ----------

FINANCING ACTIVITIES
Principal payment on long-term debt                            (3,414)       (5,498)          484         8,900
Net borrowing under line of credit                             (2,686)          678            63           678
Proceeds from long-term debt                                   17,876            --
Proceeds from issuance of stock warrants                          624            --
Net proceeds from sale of common stock                             --        21,148
Other assets, deferred offering expenses and intangibles       (1,504)         (746)       (1,692)         (882)
                                                           ----------    ----------    ----------    ----------
Net cash provided (used) by financing activities               10,896        15,582        (1,145)       (8,696)
                                                           ----------    ----------    ----------    ----------
NET INCREASE IN CASH                                               10           298            48           149
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                    506           894         2,354         1,043
                                                           ----------    ----------    ----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   $      516    $    1,192    $    2,402    $    1,192
                                                           ==========    ==========    ==========    ==========
SUPPLEMENTAL DISCLOSURE ON NON-CASH
   INFORMATION
Cash paid for interest                                     $      403    $      898
                                                           ==========    ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH
   INVESTING AND FINANCING ACTIVITIES
Capital lease obligations                                  $       43    $      467    $       43    $      467
                                                           ==========    ==========    ==========    ==========
Inconjunction with the acquisition described,
liabilities were assumed as follows:
    Fair value of assets acquired                          $   14,325    $   21,771                  $   12,569
    Cash paid                                                 (12,267)      (16,544)                     (9,695)
                                                           ----------    ----------                  ----------
    Liabilities assumed and incurred                       $    2,058    $    5,227                       2,874
                                                           ==========    ==========                  ==========

DYNAMEX INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)



1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and thus do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

         The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations present the comparative results of operations for the nine months ended April 30, 1997 as if the Company's initial public offering ("IPO") and five acquisitions closed concurrently with the IPO ("IPO Acquisitions") had occurred as of the beginning of that period. Consequently, the results of operations for this period include the issuance of 173,485 shares of common stock as partial consideration for the IPO Acquisitions and the issuance of 2,990,000 shares of common stock pursuant to the IPO. The accompanying Unaudited Pro Forma Condensed Statement of Operations presents the comparative results of operations for the nine and three month periods ended April 30, 1997 as if the acquisition of the on-demand, ground courier operations of Mayne Nickless and the IPO Acquisitions had occurred as of the beginning of that period. Consequently, the results of operations for these periods include the issuance of 173,485 shares of common stock and the issuance of 1,134,000 shares of common stock pursuant to the IPO, the proceeds from such shares being used to finance the cash portion of the IPO Acquisitions. In addition, the Pro Forma results of operations have been adjusted to reflect the effect of changes to certain components of costs and expenses. These items include adjustments to compensation to owners and managers of the IPO Acquired Companies to reflect agreed upon compensation levels subsequent to the acquisition by the Company, adjustments to rental expense to reflect agreed upon modifications to lease agreements to be effective subsequent to the acquisition by the Company and adjustments to certain corporate overhead, other costs and expenses which are not ongoing costs of the businesses acquired and would not have been incurred had the acquisitions by the Company occurred at the beginning of the period. Each of the above mentioned acquisitions has been accounted for under the purchase method of accounting. Accordingly, the total purchase price, including transaction costs, has been allocated to the assets and liabilities of the acquired businesses based on their estimated fair value.

         The unaudited Pro Forma Condensed Consolidated Statements of Cash Flows give additional effect to the issuance of the balance of shares of common stock issued in connection with the IPO, the application of the proceeds thereof and the mandatory exercise of the bridge warrants simultaneously therewith.

         The pro forma results are not necessarily indicative of actual results which might have occurred had the operations of the Company and the acquired businesses been combined at the beginning of the periods presented.

         The Condensed Consolidated Balance Sheet at July 31, 1996 has been derived from the Company's Form 10-K for the year ended July 31, 1996. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

DYNAMEX INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)



2.       CAPITAL STOCK

         In August 1996, the Company completed the IPO. Pursuant to the IPO the Company issued 2,600,000 shares of its $.01 par value common stock at the offering price of $8.00 per share, less underwriters' discount and offering costs. In September 1996, the Underwriters exercised their over-allotment option pursuant to which the Company issued an additional 390,000 shares of common stock, also at the offering price of $8.00 per share, less underwriters' discount.

         Concurrently with the closing of the IPO, the Company issued options to purchase 257,000 shares of common stock pursuant to the 1996 Stock Option Plan. All of the options are exercisable at $8.00 per share, the initial public offering price.

3.       BUSINESS COMBINATIONS

         In October 1996, the Company acquired the same-day delivery business of Express-It (New York, New York) for 444,250 shares of Common Stock and acquired substantially all of the assets of Dollar Courier (San Diego, California) for total consideration of approximately of approximately $330,000, payable over approximately two years. In December 1996, the Company acquired Boogey Transportation Ltd. (Saskatoon, Saskatchewan) for approximately $471,000 in cash and 22,920 shares of common stock and certain of the assets of Winged Foot Couriers, Inc. (New York, New York) for approximately $675,000 in cash. In January 1997, the Company acquired Max America Holdings, Inc. and the assets of One Hour Delivery Service, Inc. and Priority Parcel Express, Inc., all of which operate in Dallas, Texas, for total consideration of approximately $8,700,000, including 154,990 shares of common stock. In February 1997, the Company acquired Eagle Couriers, Inc. of Richmond, Virginia for approximately $1,075,000 in cash and 96,000 shares of common stock. In April 1997, the Company acquired Regina Mail Marketing, Inc., which operates in Regina Saskatchewan, for $1,200,000 in cash and 22,400 shares of common stock. In May 1997, the Company acquired Road Runner Transportation Inc., which has operations in Minneapolis-St. Paul, Denver, Dallas, Austin and San Antonio, for $11,200,000 in cash and 350,000 shares of common stock. In August 1997, the Company acquired the Boston, Massachusetts and Hartford, Connecticut operations of Central Delivery of Washington, Inc. for approximately $500,000 in cash.

======================================================

  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Selling Stockholders..................   S-2
Recent Developments...................   S-3
Management's Discussion and Analysis
  of Financial Conditions.............   S-4
Index to Financial Statements.........  SF-1
PROSPECTUS
Prospectus Summary....................     3
Risk Factors..........................     6
The Company...........................    10
Use of Proceeds.......................    10
Dividend Policy.......................    10
Selected Consolidated Financial
  Data................................    11
Pro Forma Financial Information.......    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    22
Management............................    31
Certain Transactions..................    36
Principal Stockholders................    38
Description of Capital Stock..........    39
Shares Eligible For Future Sale.......    42
Selling Stockholders..................    44
Plan of Distribution..................    45
Legal Matters.........................    45
Experts...............................    45
Additional Information................    46
Index to Financial Statements.........   F-1

======================================================

======================================================

                                 891,125 SHARES

                                 [DYNAMEX LOGO]

                                  COMMON STOCK
                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER 22, 1997

                         ------------------------------

======================================================